Exhibit 99.1

voxeljet AG Reports Financial Results for the Second Quarter Ended June 30, 2014

Friedberg, Germany, August 13, 2014 — voxeljet AG (NYSE: VJET) (the “Company”, or “voxeljet”), a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers, today announced consolidated financial results for the second quarter ended June 30, 2014 for its group, which consists of voxeljet AG and Voxeljet of America Inc. voxeljet AG holds 100% of the issued and outstanding shares of Voxeljet of America Inc.

Highlights — Second Quarter 2014

•                  Revenues increased 30.6% to kEUR 2,730 from kEUR 2,091

•                  Systems revenues increased 46.2% to kEUR 1,234 from kEUR 844

•                  Services revenues increased 20.0% to kEUR 1,496 from kEUR 1,247

•                  Gross profit margin of 31.5% compared to 28.7% in the prior year quarter

•                  Completed follow-on offering in April

•                  Reaffirm full year 2014 revenue guidance

Dr. Ingo Ederer, Chief Executive Officer of voxeljet, commented, “We continued to execute our key growth initiatives throughout the second quarter. Demand for both our 3D printing systems and on-demand printed parts remains robust, and we reaffirm our financial guidance for the year ending December 31, 2014. In Systems, we delivered two printers, while increased levels of quoting and sales activity contributed to a solid backlog at the end of the quarter. Services performed well, benefiting from a favorable product mix and the recently completed capacity expansion at our European on-demand service center in Germany. We generated record sales in plastics and received record orders for sand parts in the quarter. This in our opinion illustrates the market’s growing acceptance of 3D printing for production, and validates our capabilities and strategic positioning within the industry.”

Second Quarter 2014 Results

Revenues for the second quarter of 2014 increased by 30.6% to kEUR 2,730 compared to kEUR 2,091 in the second quarter of 2013.

Revenues from our Systems segment, which focuses on the development, production and sale of 3D printers, increased 46.2% to kEUR 1,234 in the second quarter of 2014 from kEUR 844 in last year’s second quarter. The Company sold two new machines in the second quarter of 2014 compared to one new machine in last year’s second quarter. Systems revenues also includes all revenues from consumables, spare parts and maintenance. Systems revenues represented 45.2% of total revenue in the second quarter of 2014 compared to 40.4% in last year’s second quarter.

Revenues from our Services segment, which focuses on the printing of on-demand parts for our customers, increased 20.0%, to kEUR 1,496 in the second quarter of 2014 from kEUR 1,247 for the same quarter last year. The increase resulted primarily from a favorable product mix in the second quarter of 2014 compared to the second quarter of 2013 as well as increased capacity from additional printers in our recently expanded European service center.

Cost of sales was kEUR 1,870 for the second quarter of 2014 compared to kEUR 1,491 for the second quarter of 2013. Embedded in cost of sales was expenses of kEUR 56 related to our Long Term Cash Incentive Plan (“LTCIP”), which was initiated in October 2013.

Gross profit was kEUR 860 in the second quarter of 2014 compared to kEUR 600 in the second quarter of 2013. The gross profit margin increased to 31.5% in the second quarter of 2014 from 28.7% in the second quarter of 2013.

Gross profit for our Systems segment increased to kEUR 294 in the second quarter 2014 from kEUR 181 in the second quarter of 2013. The gross profit margin for this segment increased to 23.8% in the second quarter of 2014 compared to 21.4% in the second quarter of 2013. Though higher than in the prior year’s quarter, the margin was negatively affected by increased headcount costs as we pursue our growth strategy. In the second quarter of 2014, cost of sales related to the LTCIP was kEUR 32.

Gross profit for our Services segment increased to kEUR 566 in the second quarter 2014 from kEUR 419 in the second quarter of 2013. The gross profit margin for this segment increased to 37.8% in the second quarter of 2014 from 33.6% in the second quarter of 2013. The increase in gross margin was primarily related to higher revenues resulting from increased capacity and a favorable product mix in the second quarter of 2014 compared to the same period in 2013. In the second quarter of 2014, cost of sales related to the LTCIP was kEUR 24.

Selling expenses were kEUR 845 for the second quarter of 2014 compared to kEUR 472 in the second quarter of 2013. This increase of kEUR 373 resulted from expanded sales efforts as we increased headcount and attended more trade shows and fairs compared to the prior year period.

Administrative expenses were kEUR 952 for the second quarter of 2014 compared to kEUR 299 in the second quarter of 2013. This increase of kEUR 653 was primarily due to increased headcount related to the pursuit of our growth strategy and costs associated with being a publicly-traded company.

Research and development (“R&D”) expenses increased to kEUR 831 in the second quarter of 2014 from kEUR 490 in the prior year period, as we continued to invest heavily in R&D with a number of active projects in various stages of development.

Our operating expenses for the second quarter of 2014 were affected by the LTCIP. Selling expenses, administrative expenses and R&D expenses related to the LTCIP were kEUR 35, kEUR 18 and kEUR 48, respectively.

Other operating expenses in the second quarter of 2014 were kEUR 8, substantially all of which reflect costs related to our follow-on public offering.

Other operating income was kEUR 397 for the second quarter of 2014 compared to kEUR 253 in the second quarter 2013. The increase was mainly due to the release of deferred income.

Operating loss was kEUR 1,379 in the second quarter of 2014, compared to an operating loss of kEUR 562 in the prior year period. Operating expenses increased in the second quarter of 2014 due in part to increased headcount related to the pursuit of our growth strategy and costs related to being a publicly-traded company, including compensation expenses related to the LTCIP of kEUR 156.

Total loss for the second quarter of 2014 was kEUR 1,405, or EUR 0.38 per share, as compared to total loss of kEUR 478, or EUR 0.24 per share, in the second quarter of 2013.

Six Months Ended June 30, 2014 Results

Revenues for the six months ended June 30, 2014 increased by 22.1% to kEUR 5,469 compared to kEUR 4,478 in the prior year period.

Systems revenues were kEUR 2,546 for the first six months of 2014 compared to kEUR 2,049 in last year’s period. The Company sold four new 3D printers in the first six months of 2014 compared to three 3D printers (two new and one used) printers in the prior year period. Systems revenues represented 46.6% of total revenue for the six months ended June 30, 2014 compared to 45.8% for the same period a year ago. Services revenues were kEUR 2,923 for the six months ended June 30, 2014 compared to kEUR 2,429 for the same period last year.

Cost of sales for the six months ended June 30, 2014 was kEUR 3,530, an increase of kEUR 565, or 19.1%, over cost of sales of kEUR 2,965 for the same period in 2013. For the six months ended June 30, 2014, the cost of sales related to the LTCIP was kEUR 112.

Gross profit and gross margin for the six months ended June 30, 2014 were kEUR 1,939 and 35.4%, respectively, compared to kEUR 1,513 and 33.8% in the prior year period.

Gross profit for our Systems segment increased to kEUR 691 for the six months ended June 30, 2014 from kEUR 609 in the same period of 2013. The gross profit margin for this segment decreased to 27.1% compared to 29.7% for the prior period primarily due to increased headcount costs as we pursue our growth strategy. In the first half of 2014, cost of sales related to the LTCIP was kEUR 64.

Gross profit for our Services segment increased to kEUR 1,248 for the six months ended June 30, 2014 from kEUR 904 in the same period of 2013. The gross profit margin for this segment increased to 42.7% from 37.2%. The increase in gross margin was primarily related to higher revenues resulting from increased capacity and a favorable product mix in the first half of 2014 compared to the same period in 2013. In the first half of 2014, cost of sales related to the LTCIP was kEUR 48.

Selling expenses were kEUR 1,538 for the six months ended June 30, 2014 compared to kEUR 829 in the same period in 2013, an increase of kEUR 709, or 85.5%. Administrative expenses increased by kEUR 1,090, to kEUR 1,566 for the first six months of 2014 from kEUR 476 in the prior year period. The increases in selling and administrative expenses were in line with our efforts to grow our business. R&D expenses increased to kEUR 1,679 for the six months ended June 30, 2014 from kEUR 921 in the same period in 2013, an increase of kEUR 758, or 82.3%. The increase in R&D expenses in the first six months of 2014 reflects our emphasis on developing new 3D printing technology and improving our existing 3D printing technology.

Our operating expenses for the six month months ended June 30, 2014 were affected by the LTCIP. Selling expenses, administrative expenses and R&D expenses related to the LTCIP were kEUR 70, kEUR 35 and kEUR 95, respectively.

Other operating expenses for the six months ended June 30, 2014 were kEUR 86 compared to kEUR 170 in the prior year period.

Other operating income was kEUR 948 for the six months ended June 30, 2014 compared to kEUR 530 in the prior year period. The increase was mainly due to the recognition of kEUR 401 of deferred income as a result of the early termination of three sale and leaseback transactions.

Total loss for the six months ended June 30, 2014 was kEUR 2,116, or EUR 0.62 per share, as compared to total loss of kEUR 376, or EUR 0.19 per share, in the prior year period.

Business Outlook

The Company reaffirms its previous guidance for the year ending December 31, 2014 and continues to expect revenues to exceed kEUR 18,000, with revenue growth in excess of 50%.

The Company’s total backlog of 3D printer orders at June 30, 2014 was kEUR 4,278, which represents eight 3D printers. This compares to backlog of kEUR 2,300, representing four 3D printers, at December 31, 2013. We estimate that most of the 3D printers in our backlog will ship prior to December 31, 2014. As production and delivery of our printers is generally not characterized by long lead times, backlog is more dependent on the timing of customers’ requested deliveries.

At June 30, 2014 the Company had cash and equivalents of kEUR 21,780 and held kEUR 35,070 of investments in two bond funds which are included in current financial assets on our consolidated statement of financial position.

Long Term Cash Incentive Plan (LTCIP)

On October 2, 2013, we announced that we would be implementing, effective on January 1, 2013, a long-term cash incentive plan (the “LTCIP”) for senior management and other key personnel. An initial grant of the awards under the LTCIP was made to participants on October 2, 2013. Personnel expenses incurred in the first half of 2014 related to the LTCIP amounted to kEUR 312. The first tranche of payments under the LTCIP was settled in May 2014.

Incorporation of Voxeljet of America Inc. and Lease of Canton, Michigan Facility

On February 5, 2014, we incorporated our subsidiary, Voxeljet of America Inc., in Delaware. Voxeljet of America Inc. will be headquartered in our new facility near Detroit, Michigan and will conduct our North American operations. voxeljet AG holds 100% of the issued and outstanding shares of Voxeljet of America Inc. On March 14, 2014, we signed a five-year lease for a facility located near Detroit, Michigan that will house our U.S. 3D printing service center. Our U.S. service center is expected to commence printing parts in the third quarter of 2014. The facility is approximately 50,000 square feet and will allow us to print on-demand parts, molds, cores and models for automotive and other industrial customers.

Successful Completion of Follow-on Offering

On April 16, 2014, we completed a follow-on offering of 3,000,000 American Depositary Shares (“ADSs”) at a public offering price of USD 15.00 per ADS. Net proceeds from the follow-on offering to the Company were approximately USD 41.4 million, or approximately EUR 30.2 million. On April 24, 2014, the underwriters in the follow-on offering purchased 450,000 ADSs from certain of the Company’s shareholders (the “Selling Shareholders”) pursuant to the overallotment option they were granted in the follow-on offering. The Company did not receive any proceeds from the sale of ADSs by the Selling Shareholders.

Webcast and Conference Call Details

The Company will host a conference call and webcast to review the results for the second quarter of 2014 on Thursday, August 14th at 9:30 a.m. Eastern Time. Participants from voxeljet will include its Chief Executive Officer, Dr. Ingo Ederer, and its Chief Financial Officer, Rudolf Franz, who will provide a general business update and respond to investor questions.

Interested parties may access the live audio broadcast by dialing 1-877-705-6003 in the United States/Canada, or +1-201-493-6725 for international, Conference Title “voxeljet AG Second Quarter 2014 Financial Results Conference Call.” Investors are requested to access the call at least five minutes before the scheduled start time in order to complete a brief registration. An audio replay will be available approximately two hours after the completion of the call at 1-877-870-5176 or +1-858-384-5517, Replay Conference ID number 13587780. The recording will be available for replay through August 21, 2014.

A live webcast of the call will also be available on the investor relations section of the Company’s website. Please go to the website (http://www.voxeljet.de/en/) at least fifteen minutes prior to the start of the call to register, download and install any necessary audio software. A replay will also be available as a webcast on the investor relations section of the Company’s website.

Exchange rate

This press release contains translations of certain U.S. dollar amounts into euros at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from U.S. dollars to euros in this press release were made at a rate of USD 1.3690 to EUR 1.00, the noon buying rate of the Federal Reserve Bank of New York for the euro on June 30, 2014.

About voxeljet

voxeljet is a leading provider of high-speed, large-format 3D printers and on-demand parts services to industrial and commercial customers. The Company’s 3D printers employ a powder binding, additive manufacturing technology to produce parts using various material sets, which consist of particulate materials and proprietary chemical binding agents. The Company provides its 3D printers and on-demand parts services to industrial and commercial customers serving the automotive, aerospace, film and entertainment, art and architecture, engineering and consumer product end markets. For more information, visit http://www.voxeljet.de/en/.

Cautionary Statement on Forward-Looking Statements

This press release contains forward-looking statements concerning our business, operations and financial performance. Any statements that are not of historical facts may be deemed to be forward-looking statements. You can identify these forward-looking statements by words such as ‘‘believes,’’ ‘‘estimates,’’ ‘‘anticipates,’’ ‘‘expects,’’ ‘‘plans,’’ ‘‘intends,’’ ‘‘may,’’ ‘‘could,’’ ‘‘might,’’ ‘‘will,’’ ‘‘should,’’ ‘‘aims,’’ or other similar expressions that convey uncertainty of future events or outcomes. Forward-looking statements include statements regarding our intentions, beliefs, assumptions, projections, outlook, analyses or current expectations concerning, among other things, our results of operations, financial condition, business outlook, the industry in which we operate and the trends that may affect the industry or us. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that forward-looking statements are not guarantees of future performance. All of our forward-looking statements are subject to known and unknown risks, uncertainties and other factors that are in some cases beyond our control and that may cause our actual results to differ materially from our expectations, including those risks identified under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F and in other reports the Company files with the U.S. Securities and Exchange Commission, as well as the risk that our revenues may fall short of the guidance we have provided in this press release.  Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Contact

Investors and Media

Anthony Gerstein

Director Investor Relations and Business Development

anthony.gerstein@voxeljet.com

+1-646-484-1086

voxeljet AG
CONSOLIDATED STATEMENT OF FINANCIAL POSITION

Thousands of Euros	Notes	06/30/2014	12/31/2013
		unaudited
Current assets		64,610	39,977
Cash and cash equivalents	6	21,780	33,459
Financial assets	3, 6	35,418	744
Trade receivables	6	1,737	1,003
Inventories		4,642	3,641
Income tax receivables		6	129
Other assets	4	1,027	1,001

Non-current assets		18,118	17,939
Financial assets	3, 6	1,391	1,561
Intangible assets		67	62
Property, plant and equipment	5	16,660	16,316

Total assets		82,728	57,916

Thousands of Euros	Notes	06/30/2014	12/31/2013
		unaudited
Current liabilities		4,901	7,090
Deferred income		386	622
Trade payables		1,757	1,502
Income tax payable		0	14
Financial liabilities	6	1,283	1,922
Other liabilities and provisions	7	1,475	3,030

Non-current liabilities		4,230	5,426
Deferred income		943	1,337
Financial liabilites	6	2,664	3,863
Other liabilities and provisions	7	623	226

Equity		73,597	45,400

Subscribed Capital		3,720	3,120
Capital reserves		75,671	46,038
Accumulated deficit		(5,874)	(3,758)
Accumulated other comprehensive income		80	—

Total equity and liabilities		82,728	57,916

voxeljet AG
CONSOLIDATED STATEMENT OF COMPREHENSIVE LOSS (UNAUDITED)

Thousands of Euros	Notes	Three months ended 06/30/2014	Three months ended 06/30/2013	Six months ended 06/30/2014	Six months ended 06/30/2013
Revenues	8,9	2,730	2,091	5,469	4,478
Cost of sales		(1,870)	(1,491)	(3,530)	(2,965)
Gross profit	8	860	600	1,939	1,513
Selling expenses		(845)	(472)	(1,538)	(829)
Administrative expenses		(952)	(299)	(1,566)	(476)
Research and development expenses		(831)	(490)	(1,679)	(921)
Other operating expenses		(8)	(154)	(86)	(170)
Other operating income		397	253	948	530
Operating loss		(1,379)	(562)	(1,982)	(353)
Finance expense		(41)	(94)	(166)	(191)
Finance income		15	10	32	13
Financial result		(26)	(84)	(134)	(178)
Loss before income taxes		(1,405)	(646)	(2,116)	(531)
Income taxes		—	168	—	155
Loss		(1,405)	(478)	(2,116)	(376)
Other comprehensive income		44	—	80	—
Total comprehensive loss		(1,361)	(478)	(2,036)	(376)
Weighted average number of ordinary shares outstanding		3,660,659	2,000,000	3,388,508	2,000,000
Loss per share - basic/ diluted (EUR)		(0.38)	(0.24)	(0.62)	(0.19)

voxeljet AG
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (UNAUDITED)

Thousands of Euros	Subscribed capital	Capital reserves	Accumulated deficit	Accumulated other comprehensive income	Total equity

Balance at January 1, 2013	1,000	1,262	(1,044)	—	1,218

Loss for the period	—	—	(376)	—	(376)

Balance at June 30, 2013	1,000	1,262	(1,420)	—	842

Thousands of Euros

Balance at January 1, 2014	3,120	46,038	(3,758)	—	45,400

Loss for the period	—	—	(2,116)	—	(2,116)
Follow-on public offering	600	29,633	—		30,233
Net changes in fair value of available for sale financial assets	—	0	—	71	71
Foreign currency translation	—	—	—	9	9

Balance at June 30, 2014	3,720	75,671	(5,874)	80	73,597

voxeljet AG
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

Thousands of Euros	Six months ended 06/30/2014	Six months ended 06/30/2013
Cash Flow from operating activities

Loss for the period	(2,116)	(376)

Depreciation	830	749
Proceeds from customer loans	143	14
Changes in deferred income taxes	—	(198)
Loss on disposal of assets	188	—
Deferred income	(629)	(228)

Change in working capital	(2,556)	(77)
Trade and other receivables and current assets	(638)	(1,198)
Inventories	(1,001)	(343)
Trade payables	255	196
Other liabilities and provisions	(1,158)	1,271
Income tax payable/receivables	(14)	(3)

Total	(4,140)	(116)

Cash Flow from investing activities

Payments to acquire property, plant and equipment and intangible assets	(1,366)	(83)
Payments to acquire financial assets	(34,577)	(239)

Total	(35,943)	(322)

Cash Flow from financing activities

Proceeds (repayment) from bank overdrafts and lines of credit	(254)	0
Proceeds from sale and leaseback	—	1,900
Repayment of finance lease obligations	(1,132)	(737)
Repayment of long-term debt	(1,252)	(687)
Proceeds from borrowings	800
Proceeds from issuance of shares	30,233	—

Total	28,395	476

Net increase (decrease) in cash and cash equivalents	(11,688)	38

Cash and cash equivalents at beginning of period	33,459	301

Changes to cash and equivalents due to foreign exchanges rates	9	—
Cash and cash equivalents at end of period	21,780	339

Supplemental Cash Flow Information
Interest paid net	110	60
Income taxes paid net	—	60
Non-cash items:
Additions to property, plant and equipment through lease	—	1,900

voxeljet AG

NOTES TO THE INTERIM FINANCIAL STATEMENTS

1. Preparation of financial statements

Our consolidated interim financial statements include the accounts of voxeljet AG, which is listed on the New York Stock Exchange, and its wholly-owned subsidiary Voxeljet of America Inc., which are collectively referred to herein as the ‘Group’ or the ‘Company.’

Our consolidated interim financial statements were prepared in compliance with all applicable measurement and presentation rules contained in International Financial Reporting Standards (‘IFRS’) as set forth by the International Accounting Standards Board (‘IASB’) and Interpretations of the IFRS Interpretations Committee (‘IFRIC’). The designation IFRS also includes all valid International Accounting Standards (‘IAS’); the designation IFRIC also includes all valid interpretations of the Standing Interpretations Committee (‘SIC’). Specifically, these financial statements were prepared in accordance with the disclosure requirements and the measurement principles for interim financial reporting purposes specified by IAS 34.

The IASB issued a number of new IFRS standards which became effective for the Company’s financial year beginning on January 1, 2014.

Amendments IAS 32	01/2014	Offsetting Financial Assets and Financial Liabilities
Various Standards	01/2014	Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)
IAS 36	01/2014	Amendment Recoverable Amount Disclosures for Non-Financial Assets
IAS 39	01/2014	Amendment Novation of Derivatives and Continuation of Hedge Accounting
IFRIC 21	01/2014	Levies
IAS 19	07/2014	Amendment Defined Benefit Plans: Employee Contributions
IFRS 14	01/2016	Regulatory Deferral Accounts

The Company applied the new standards and amendments and determined that they have no impact on the interim financial statements.

The interim financial statements as of and for the three months ended June 30, 2014 and 2013 were authorized for issue by the Management Board on August 12, 2014.

2. Summary of significant accounting policies

The principal accounting policies applied in the preparation of these interim financial statements are set out in the financial statements as of December 31, 2013, which can be found in the Company’s Annual Report on Form 20-F that was filed with the U.S. Securities and Exchange Commission. These policies have been applied to all financial periods presented.

3. Financial assets

The financial assets as of June 30, 2014 primarily consisted of shares of two bond funds (kEUR 35,070) and three customer loans (kEUR 1,438). The investments in the bond funds are measured at fair value, and any unrealized gain or loss in the value of such shares is recorded as other comprehensive income on our consolidated statement of comprehensive loss.

4. Other assets

The other assets at June 30, 2014 primarily included kEUR 555 of prepaid expenses.

5. Property, plant and equipment

PROPERTY, PLANT AND EQUIPMENT

Thousands of Euros	06/30/2014	12/31/2013
Land, buildings and leasehold improvements	11,193	7,566
Plant and machinery (includes assets under finance lease)	4,562	5,158
Other facilities, factory and office equipment	900	650
Assets under construction	5	2,942

Total	16,660	16,316

Leased assets included in Property, Plant and Equipment:	2,522	3,717
Printing machines	2,476	3,664
Other factory equipment	46	53

No impairment of non-financial assets was recorded in the six-month period ended June 30, 2014.

In the first half of 2014, the Group early terminated three sale and leaseback transactions. As a result of the early terminations, kEUR 694 of liabilities were extinguished, kEUR 401 of deferred income was recognized as other operating income, and kEUR 47 of extinguishment loss was recognized in finance expense.

In the first six months of 2013, the Group entered into sale and leaseback transactions for four self-produced 3D printers with a total value of kEUR 1,900. Related manufacturing costs were kEUR 851. The gain of kEUR 1,049 was deferred and is amortized over the respective lease term. No sale and leaseback transactions occurred in the first half of 2014.

Leases of 3D printers are non-cash transactions for purposes of the consolidated statement of cash flows.

6. Financial instruments

The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair values and carrying amounts of financial assets categorized as loans and receivables and available for sale securities for the considered reporting periods were as follows:

	06/30/2014		12/31/2013
Thousands of Euros	carrying amount	fair value	carrying amount	fair value
Loans and receivables
Cash and cash equivalents	21,780	21,780	33,459	33,459
Trade receivables	1,737	1,737	1,003	1,003
Financial assets	1,739	1,716	2,305	2,287
Available for sale
Financial assets	35,070	35,070	—	—

Total	60,326	60,303	36,767	36,749

The fair value of customer loans included in financial assets reported as loans and receivables was determined using a discounted cash flow model based on observable inputs from the relevant forward interest rate yield curve plus an appropriate risk premium. The fair value of available for sale financial assets represents the quoted price.

The fair values of carrying amounts of financial liabilities for the considered reporting periods were as follows:

	06/30/2014		12/31/2013
Thousands of Euros	carrying amount	fair value	carrying amount	fair value
Bank overdrafts and lines of credit	504	504	758	758
Long-term debt	1,056	1,092	1,507	1,573
Finance lease obligations	2,387	2,404	3,520	3,549

Total	3,947	4,000	5,785	5,880

The fair value of long-term debt was determined using discounted cash flow models based on the relevant forward interest rate yield curves. The fair value of finance lease obligations was determined using discounted cash flow models on market interest rates available to the Company for similar transactions at the relevant date.

Due to their short maturity and the current low level of interest rates, the carrying amounts of credit lines and bank overdrafts approximate fair value.

7. Other liabilities and provisions

As of June 30, 2014, the amount related to the LTCIP included in non-current other liabilities and provisions on our consolidated statement of financial position was kEUR 469. (December 31, 2013: kEUR 154).

8. Segment reporting

The following table summarizes segment reporting. The sum of the amounts of the two segments equals the total for the Group in each of the periods.

	Three months ended 06/30/2014		Three months ended 06/30/2013
Thousands of Euros	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	1,234	1,496	844	1,247

Gross profit	294	566	181	419
Gross profit in %	23.8%	37.8%	21.4%	33.6%

	Six months ended 06/30/2014		Six months ended 06/30/2013
Thousands of Euros	SYSTEMS	SERVICES	SYSTEMS	SERVICES
Revenues	2,546	2,923	2,049	2,429

Gross profit	691	1,248	609	904
Gross profit in %	27.1%	42.7%	29.7%	37.2%

9. Revenues

The Group’s revenues by geographic region were as follows:

Thousands of Euros	Three month ended 06/30/2014	Three month ended 06/30/2013	Six month ended 06/30/2014	Six month ended 06/30/2013
EMEA	2,021	2,027	4,306	4,332
Asia Pacific	681	38	743	75
Americas	28	26	420	71
Total	2,730	2,091	5,469	4,478